UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KongZhong Corporation

(Name of issuer)

Ordinary Shares

(Title of class of securities)

50047P104

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 50047P104

(1)	Names of reporting persons FANG, Shin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization Hong Kong, People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 143,070,080
(6) Shared voting power
(7) Sole dispositive power 143,070,080
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 143,070,080
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.61%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No. 50047P104

(1)	Names of reporting persons SF Capital Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 143,070,080
(6) Shared voting power
(7) Sole dispositive power 143,070,080
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 143,070,080
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.61%
(12)	Type of reporting person (see instructions) CO

Item 1(a) Name of issuer: Kong Zhong Corporation__

Item 1(b) Address of issuer’s principal executive offices:

35th Floor, Tengda Plaza, No. 138 Xizhimenwai Street, Haidian District, Beijing 100044, China

2(a) Name of person filing:

SF Capital Limited and FANG, Shin

2(b) Address or principal business office or, if none, residence:

Room 3511, Bank of America Tower, 12 Harcourt Road, Hong Kong

2(c) Citizenship:

British Virgin Islands and Hong Kong, People’s Republic of China

2(d) Title of class of securities:

Ordinary Shares

2(e) CUSIP No.:

50047P104

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☑ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 143,070,080.

(b) Percent of class: _8.61%            .

(c) Number of shares as to which the person has: 143,070,080

(i) Sole power to vote or to direct the vote 143,070,080.

(ii) Shared power to vote or to direct the vote             .

(iii) Sole power to dispose or to direct the disposition of 143,070,080.

(iv) Shared power to dispose or to direct the disposition of             .

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d–3(d)(1).

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. FANG, Shin owns 100% of SF Capital Ltd. Mr. Fang owns the securities indirectly through SF Capital Ltd.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d–1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certifications

(a) The following certification shall be included if the statement is filed pursuant to §240.13d–1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d–1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c) The following certification shall be included if the statement is filed pursuant to §240.13d–1(c):

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2012

	By:	/s/ FANG, Shin
	Name:	FANG, Shin
	Title:	Director, SF Capital Ltd